Explanation of Responses:

(1)

On February 12, 2008, Airport Road Associates One, LLC (“Airport LLC”) entered into a Stock Purchase Agreement with East Coast Realty Ventures, LLC (“ECRV”), pursuant to which ECRV acquired from Airport LLC (a) 900,000 shares of the issuer’s Series A Preferred Stock and (b) 25,865,000 shares of the issuer’s common stock in consideration for a cash payment of $153,750 from ECRV and the assumption by ECRV of $500,000 owed by Airport LLC to certain persons who previously controlled the issuer.

(2)

The Series A Preferred Stock is convertible at any time, at the holder’s election, and has no expiration date.  The 900,000 shares of Series A Preferred Stock acquired by ECRV are convertible into 45.9% of the of the outstanding common stock of the issuer immediately after the conversion, and have voting rights on all matters submitted to stockholders equal to 60.0% of the total votes that can be cast.

    Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

      (Over)

   *If the form is filed by more than one reporting person, see Instruction 4(b)(v).

     SEC 1474 (01-05)

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